



SEC MAIL PROCESSING
RECEIVED
NOV 25 2005
WASH. D.C. 199 SECTION

SEC 05044170 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forsyth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 North Lindbergh Blvd., Suite 301
(No. and Street)

St. Louis	Missouri	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh V. Murray (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, Ste 204	Manchester	Missouri	63011
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hugh V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hugh V. Murray
Signature

President
Title

S. Higginbotham
Notary Public


S. HIGGINBOTHAM
Notary Public - Notary Seal
State of Missouri
County of St. Louis
My Commission Exp. 10/31/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORSYTH SECURITIES, INC.

TABLE OF CONTENTS

GRUETTEMEYER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Forsyth Securities, Inc.

We have audited the accompanying statements of financial condition of Forsyth Securities, Inc. (a Missouri corporation), as of September 30, 2005 and 2004, and the related statements of income and retained earnings, cash flows, changes in stockholders' equity and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forsyth Securities, Inc. as of September 30, 2005 and 2004, and the results of its operations, cash flows, changes in stockholders' equity, and changes in subordinated borrowings for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



St. Louis, Missouri
November 17, 2005

EXHIBIT A

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 8,561	$ 44,743
Cash deposit with clearing brokers	30,804	30,342
Receivable from clearing brokers	44,661	9,880
Receivable other	24,566	26,637
Equipment at cost less accumulated depreciation of $114,432 for (2005) and $109,945 for (2004)	1,840	6,327
Other assets	2,300	7,100
TOTAL ASSETS	**$ 112,732**	**$ 125,029**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 10,908	$ 3,405
Brokers escrow payable	16,471	15,305
Clearing brokers payable	9,057	6,088
Commissions payable	17,961	4,214
Accrued administrative expenses	17,851	7,622
TOTAL LIABILITIES BEFORE SUBORDINATED BORROWINGS	**72,248**	**36,634**
COMMITMENTS AND CONTINGENT LIABILITIES	--	--
SUBORDINATED BORROWINGS	**108,000**	**108,000**
STOCKHOLDERS' EQUITY		
Preferred stock - non-convertible par value $100, authorized 1,000 shares, issued and outstanding 994.685 shares; held in treasury 212.765 (2005) and (2004)	119,033	119,033
Cost of treasury shares	(42,252)	(42,252)
	76,781	76,781
Common stock, par value $1.00, authorized 30,000 shares, issued and outstanding 5,000 shares; held in treasury 1,075 shares (2005) and 1,126 in (2004).	5,000	5,000
Additional paid-in capital	150,951	145,814
Cost of treasury shares	(346)	(358)
	155,605	150,456
Retained earnings (deficit)	(299,902)	(246,842)
TOTAL STOCKHOLDERS' EQUITY	**(67,516)**	**(19,605)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 112,732**	**$ 125,029**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT B

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$ 481,727	$ 429,721
Interest	732	842
Management fees	458	12,687
Direct Participation - Limited Partnership	21,189	--
Miscellaneous	5,650	369
TOTAL REVENUES	**509,756**	**443,619**
OPERATING EXPENSES		
Administrative salaries	42,282	43,289
Commissions and incentive payments	231,166	162,624
Clearing fees	77,705	83,435
Phones	8,200	8,461
Building rental and maintenance	60,023	74,428
Office and quote equipment rental	58,115	53,754
Insurance and bond premiums	3,716	12,334
Regulatory fees	25,192	19,062
Office expense	18,447	18,688
Professional fees	18,591	3,067
Payroll taxes	14,229	13,449
Interest Expense	5,150	5,088
TOTAL OPERATING EXPENSES	**562,816**	**497,679**
INCOME (LOSS) FROM OPERATIONS	**(53,060)**	**(54,060)**
MANAGEMENT BONUS (Note 2)	--	--
INCOME (LOSS) BEFORE INCOME TAXES	**(53,060)**	**(54,060)**
INCOME TAXES (Note 2)	--	--
NET INCOME (LOSS)	**(53,060)**	**(54,060)**
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	(246,842)	(192,782)
RETAINED EARNINGS (DEFICIT), END OF YEAR	**$(299,902)**	**$(246,842)**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT C

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	Increase/(Decrease) In Cash	
	2005	2004
OPERATIONAL CASH FLOWS:		
Net Income (Loss)	$(53,060)	$(54,060)
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Depreciation	4,487	3,333
Accrued interest convert to common stock	5,150	5,088
Changes in working capital asset and liability items:		
Assets:		
Cash deposit with clearing brokers	(462)	(73)
Receivable from clearing brokers	(34,781)	25,323
Receivable from firm's commission brokers	2071	(1,940)
Prepaid costs	4800	--
Total	(18,735)	31,731
Liabilities:		
Accounts payable	7,502	(5,526)
Broker escrow payable	1,166	1,493
Clearing brokers payable	2,969	(1,709)
Commissions payable	13,747	(9,617)
Accrued administrative expenses	10,229	670
Total	35,613	(14,689)
NET CASH PROVIDED (USED) BY OPERATIONS	(36,182)	(37,018)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITY:	--	--
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common treasury stock purchased	--	--
Common treasury stock sold	--	28,400
Subordinated borrowings	--	--
NET CASH PROVIDED (USED) BY FINANCING ACTIVITY	0	28,400
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(36,182)	(8,618)
BEGINNING CASH AND CASH EQUIVALENTS	44,743	53,361
ENDING CASH AND CASH EQUIVALENTS	8,561	44,743
Additional disclosures:		
Accrued Subordinated note interest (2003) exchanged for equity	--	6,349
Accrued Subordinated note interest (2004) exchanged for equity	--	5,088
Accrued Subordinated note interest (2005) exchanged for equity	5,150	--

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT D

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	COMMON STOCK	ADDITN'L PAID IN CAPITAL	COST OF COMMON TREAS. SHARES	PRE-FERRED STOCK	COST OF PREFD. TREAS. SHARES	RETAINED EARNINGS/ (DEFICIT)	TOTAL
Balance, September 30, 2003	**$5,000**	**$106,076**	**$(457)**	**$119,033**	**$(42,252)**	**$(192,782)**	**$(5,382)**
Common stock: (Treasury shares)							
Sold	--	28,329	71	--	--	--	28,400
Exchanged	--	11,409	28	--	--	--	11,437
Net (loss) for the year ended, September 30, 2004	--	--	--	--	--	(54,060)	(54,060)
Balance, September 30, 2004	**$5,000**	**$145,814**	**$(358)**	**$119,033**	**$(42,252)**	**$(246,842)**	**$(19,605)**
Common stock: (Treasury shares)							
Exchanged	--	5,137	12	--	--	--	5,149
Net (loss) for the year ended, September 30, 2005	--	--	--	--	--	(53,060)	(53,060)
Balance, September 30, 2005	$5,000	$150,951	$(346)	$119,033	$(42,252)	$(299,902)	$(67,516)

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT E

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Subordinated borrowings at October 1,	$108,000	$108,000
Increases:		
NASD Subordinated Loan Agreements-Issued	--	--
Subordinated borrowings at September 30	$108,000	$108,000

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. ORGANIZATION AND NATURE OF BUSINESS

Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985 the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri and commenced operations in June 1986. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through First Clearing Corporation a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc. (formerly RPR Clearing Services), Members, New York Stock Exchange, on a fully disclosed basis. The clearing brokers will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange, on which the trade is executed. The Company is also obligated to maintain good faith cash deposit accounts with its clearing brokers. First Clearing Corporation requires the Company to calculate the deposit balance, using its adjusted net capital, volume and mix of business products. The balance at September 30, 2005 and 2004 was $25,804 and $25,342 respectively. RBC Dain Rauscher, Inc. requires the Company to maintain a good faith deposit of $5,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to these deposit accounts by the clearing brokers, if commissions, due the Company, on hand are inadequate to settle the claim. The clearing brokers, upon termination of this agreement, may, at their discretion, retain the deposit account for their protection for up to one year. These funds maintained with the clearing brokers are at risk, uninsured and un-collateralized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization Cost

Costs to incorporate were capitalized and have been fully amortized.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Broker Compensation:

Monthly Commission Payout

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions. At September 30, 2005 of the $24,566 receivable from commission brokers, approximately $3,945 was offset by escrow payable. The remaining balance is to be collected from future commissions due to the broker.

Quarterly Commission Payout

The Company also pays a quarterly commission on the second payday of the quarter. This payout will be determined by multiplying the broker's production by a fixed percent. The payout is contingent upon the Company's profitability.

Escrow Accounts

Brokers agree to fund contingent liability escrow accounts. These accounts are funded by setting aside 2% of the gross commission, net of clearing fees, from every trade. If no potential liabilities are pending at the end of a quarter, the broker receives 10% of their escrow account balance.

Management Bonus

The Company stockholders' passed by resolution a management compensation plan (revised 1999). Under the plan the Company's president receives a minimum monthly salary. In addition the Company also pays a quarterly bonus. The bonus payments for a fiscal year are not to exceed a gross amount of $100,000 before income taxes. The plan further stipulates that the bonus payments are to be paid 20% in preferred stock and 80% in cash.

For the years ended September 30, 2005 and 2004 the Company president received no bonus payments under the plan.

Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2005 and 2004, none of the Company's bank account balances exceeded these limits.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Depreciation is computed using accelerated methods over estimated useful lives of three to seven years.

Capital Stock - Common Stock

All of the capital stock of the Company was purchased by Company management from E.L. VanDeventer and Co., Inc., its parent, pursuant to a stock purchase agreement dated September 1, 1988. Changes in common shares are presented in a table. (See Note 3)

Preferred Stock - Non Convertible (Restricted)

The Company created a class of preferred shares at a special meeting of the shareholders in March 1990. The shares may be issued to brokers, who own common shares. The Company also entered into an agreement with non-common shareholder brokers, for whom the Company holds escrowed credits. These brokers are permitted to convert up to 90% of their escrowed balances into $100 par value non-certificate preferred shares of the Company. Dividends are payable based on the Company's profitability. Shares may be called at 120% of par at the end of any calendar quarter. The plan was basically concluded in 2003, except for shares held by the company's president/shareholder.

Income Taxes

The Company has accumulated net operating losses which will expire as follows:

Year ended September 30, 2005	($ 53,060)	Fiscal 2025
Year ended September 30, 2004	($ 54,060)	Fiscal 2024
Year ended September 30, 2003	($ 83,226)	Fiscal 2023
Year ended September 30, 2002	($109,556)	Fiscal 2022

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

3. RELATED PARTY TRANSACTIONS

Subordinated Borrowing

The Company's president/shareholder has agreed to provide capital funding through subordinated loan agreements. The president/shareholder has also agreed to extend repayment of principal until October 31, 2006 and to a reduction in the note interest rate from 5% to 2% effective October 1, 2005 on $45,000 of subordinated notes:

Date Issued Year End	Maturity Date	Principal
September 30, 2003	October 31, 2006	$ 51,000
September 30, 2002	October 31, 2006	21,000
September 30, 2002	September 30, 2006	12,000
September 30, 2001	October 31, 2006	24,000
Total		$108,000

Interest accrued on the subordinated notes was converted to 51 shares of the Company's common stock in 2005 and 114 shares in 2004.

Stockholders' Equity

Common Stock (Unrestricted and Restricted)

The Company has had unrestricted common stock offerings (USO) during its current and prior fiscal years to current unrestricted common shareholders. The Company's president was the sole participant in these offerings.

During the fiscal year ended September 30, 2003 the Company acquired all of the unrestricted common shares held by a former principal shareholder officer. The Company's president is the sole shareholder of its unrestricted common stock.

The Company also has a class of restricted common stock shareholders who have acquired certain voting rights. The sales price and transferability of these shares is restricted. Currently there are twelve (12) common restricted shares outstanding.

The following table sets forth the changes:

	Common Stock	
Year's ended September 30,	Held by Shareholder	Held in Treasury
1988 Initial Purchase	1,000	4,000
1989 Treasury shares sold	50	(50)
1990 Common shares purchased	(50)	50
1991 Treasury shares sold	20	(20)
2001 Treasury shares sold	130	(130)
2002 Common restricted shares purchased	(4)	4
Common shares sold	2,520	(2,520)
2003 Common restricted and unrestricted shares purchased	(504)	504
Common shares sold	314	(314)
2004 Common shares sold	284	(284)
Common shares issued for accrued interest	114	(114)
2005 Common shares issued for accrued interest	51	(51)
Balance Common Shares	3,925	1,075

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

3. RELATED PARTY TRANSACTIONS (continued)

Stockholders' Equity

Preferred Stock

All of the preferred shares are held by the Company's president/shareholder.

Preferred stock issued to unrestricted common shareholders under the management bonus program and the shares issued by agreement to brokers with escrow credits net of redemptions follows:

	Balance September 30, 2005		Balance September 30, 2004	
	Number of Shares	Dollar Amount	Number of Shares	Dollar Amount
Bonus Program:				
Balance beginning of year	775.000	$77,500	775.000	$77,500
Purchased during the year	--	--	--	--
Balance end of year	775.000	77,500	775.000	77,500
Escrow Exchange:				
Balance beginning of year	6.920	693	6.920	693
Redeemed during the year	--	--	--	--
Balance end of year	6.920	693	6.920	693
Call premium net	--	(1,412)	--	(1,412)
Total Preferred	**781.920**	**$76,781**	**781.920**	**$76,781**

4. LEASE COMMITMENTS

The company entered into a three (3) year lease for office space on June 1, 2005 upon expiration of its current lease on May 31, 2005. The new lease term is from June 1, 2005 through May 1, 2008 with an option to renew for an additional three (3) year period starting June 1, 2008 at current market rates.

For the fiscal years ended September 30, 2005 and 2004, the Company incurred annual rents of $57,828 and $74,428, respectively.

Annual Lease rentals are as follows:

Period ending September 30, 2006	$25,745
Period ending September 30, 2007	$27,180
Period ending May 31, 2008 (8 months)	$18,311

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005 and 2004, the Company had adjusted net capital of $15,723 and $51,748 which were $10,723 and $46,748, in excess of its required minimum dollar net capital of $5,000 for 2005 and 2004. The Company's net capital ratio at September 30, 2005 and 2004 was 4.595 and .708 to 1.

6. EMPLOYEE BENEFITS

The Company on October 1, 1991 adopted a plan to provide employees of the Company a choice between cash and certain non-taxable employee benefits. The plan is written in accordance with Internal Revenue Code Section 125. The flexible plan provision was discontinued in October 2003. The Company, commencing October 1, 1991, contributes up to $75.00 per month per full time employee. Approximately 4 employees receive this benefit toward the cost of the group Health/ Dental plan premium.

SUPPLEMENTARY INFORMATION

Schedule 1

FORSYTH SECURITIES, INC.

COMPUTATION OF ADJUSTED NET CAPITAL
FOR THE YEAR ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
OWNERSHIP EQUITY		
Capital stock and paid in excess	$ 155,605	$ 150,456
Preferred stock	76,781	76,781
Retained earnings (deficit)	(299,902)	(246,842)
Total Ownership Equity	(67,516)	(19,605)
Subordinated Borrowings	108,000	108,000
Total Capital and Allowable Subordinated borrowings	**40,484**	**88,395**
DEDUCTIONS FROM CAPITAL		
Receivable from firm's employees in excess of escrow	20,621	23,220
Prepaid costs	100	100
Fixed assets	1,840	6,327
Lease deposit	2,200	7,000
Total Deductions	**24,761**	**36,647**
Adjusted Net Capital	**$ 15,723**	**$ 51,748**
AGGREGATE INDEBTEDNESS	**$ 72,248**	**$ 36,634**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL	**4.595%**	**70.79%**
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 10,908	$ 3,405
Firm's broker escrow payable	16,471	15,305
Clearing brokers payable	9,057	6,088
Commissions payable	17,961	4,214
Accrued administrative expenses	17,851	7,622
Total	**$ 72,248**	**$ 36,634**
Minimum dollar net capital (1)	$ 5,000	$ 5,000
Adjusted net capital	15,723	51,748
Excess of Net Capital Over Requirement	**$ 10,723**	**$ 46,748**
Six and two-thirds (6-2/3%) of aggregate indebtedness	$ 4,817	$ 2,442
Adjusted net capital	15,723	51,748
Excess of Net Capital at 1500%	**$ 10,906**	**$ 49,306**

(1) The Company's request to decrease its minimum dollar net capital from $50,000 to $5,000 was approved by the NASD September 9, 2004.

Schedule 2

FORSYTH SECURITIES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED SEPTEMBER 30, 2005 and 2004

	2005	2004
Net capital at September 30,	$ 15,723	$ 51,748
Net capital shown on most recent un-audited Focus part IIA filing	15,725	51,748
Difference (decrease)/increase	**$(2)**	**$ --**

The difference between net capital at September 30, and net capital as shown on the most recent Focus part IIA filing results from:

	2005	2004
Audit adjustments:		
Increase accrued subordinated loan interest	$(5,150)	$ --
Decrease in accrued expense	5,150	--
Increase depreciation expense	$(4487)	--
Decrease Non-Allowed Asset	4486	--
Rounding	(1)	--
Total difference increase (decrease) net capital	**$(2)**	**$ --**

Schedule 3

FORSYTH SECURITIES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2005 AND 2004

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through First Clearing, L.L.C. a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc., Members, New York Stock Exchange, on a fully disclosed basis.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Forsyth Securities, Inc.

In planning and performing our audit of the comparative financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company), for the year ended September 30, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the comparative financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



St. Louis, Missouri
November 17, 2005